SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 19, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the statement that appears immediately following this page.

Zurich/Basel, 19 August 2009 — The Swiss Confederation (the “Confederation”) has announced its intention to exercise its right to convert all CHF 6 billion of its holding of UBS Mandatory Convertible Notes due 2011 (“MCNs”) and to place with institutional investors the newly issued UBS shares received upon conversion.
Upon conversion of the MCNs, UBS will issue 332,225,913 new shares with a nominal value of CHF 0.10 each from existing conditional capital. As a result, the share capital of UBS will increase from currently CHF 322,583,859.90 to CHF 355,806,451.20. Conversion and the capital increase are expected to take place on 25 August 2009.
Further, in connection with the conversion of the MCNs, the Confederation will waive its right to receive future coupons on the converted MCNs for a cash amount of approximately CHF 1.8 billion (the “Coupon Consideration”), representing the present value of the future coupon payments. The Coupon Consideration does not differ materially in amount from the book value of the relevant liability held in UBS’s balance sheet as at 30 June 2009. The Coupon Consideration will, therefore, have no material impact on UBS’s profit and loss account for the third quarter of 2009. However, the Coupon Consideration will reduce UBS’s regulatory capital by approximately CHF 1.4 billion.
This document does not constitute an offer of securities for sale in the United States of America. Securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America absent registration or an exemption from registration thereunder.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: August 19, 2009